CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Telephone: (604) 682-3701
Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

September 7, 2005                                                                           Trading Symbols: TSX Venture - CGR
                                                                                                US;OTC.BB - CGREF
                                                                                    Berlin and Frankfurt - WKN A0DJ0G

Encouraging Drill Results - Further Drilling Being Planned

Coral Gold Resources Ltd. (the “Company”) is pleased to announce results of the Company’s latest drilling program at its 100 % owned Robertson Property, located in eastern Lander County, NV. The purpose of the drilling was to expand the 39A Zone indicated mineral resource, test below the Gold Pan resource for deep 39A-type mineralization, and assess the “distal target” area to host possible new mineral resources.

The drilling program began June 15, 2005 and was completed August 10, 2005, and consisted of 12 vertical reverse-circulation drill holes, CR05-1 through CR05-12, totaling 10,540 ft. Depth of the holes ranged from 500-ft- to 1,200-ft-deep. All twelve holes returned ore-grade intervals (using a 0.01 oz Au/t cutoff grade) ranging in thickness from 10 ft to 150 ft. A summary of assay results is presented below in Table 1.

Two holes, CR05-1 and CR05-2, were aimed at assessing the potential westward extension of stratiform 39A-type mineralization in to the so-called “distal target” area, located approximately 1,500 ft northwest of the 39A Zone. Both holes were completed to a depth of 1,200 ft. This mineralized area is currently defined by six widely spaced RC holes covering an area roughly 2,000 ft in a northwesterly direction by 900 ft in a southwesterly direction. Within this zone, the best results were returned by hole AT-3, which cut 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t, from 1,120 ft. Hole CR05-1 was collared 200 ft west of and 50 ft above AT-3 and CR05-2 was collared 200 ft NNW of and 50 ft above AT-3. Beginning at a depth of 945 ft, CR05-1 intersected an 80-ft-thick interval that averaged 0.110 oz Au/t, including 25 ft averaging 0.262 oz Au/t, from 950 ft. Hole CR05-2 encountered a 150-ft-thick zone that averaged 0.059 oz Au/t, including 80 ft averaging 0.085 oz Au/t, from 905 ft. Within the higher grade portion of the intercept was 35 ft averaging 0.128 oz Au/t. Mineralization in both holes, as well as in AT-3, is hosted by retrograde-altered calc-silicate and quartz hornfels strata.

Six holes totaling 4,250 ft were drilled in the immediate vicinity of the current 39A Zone indicated mineral resource. Four of these holes, CR05-3 through CR05-6, were drilled in the southern portion of the zone and two holes, CR05-7 and CR05-8, were completed along the suspected northern projection of 39A mineralization. Two step-out holes, CR05-3 and CR05-8, expanded the zone about 100 ft to the southeast and at least 200 ft to the north, respectively. Hole CR05-3, which offset high-grade intercepts in existing holes 99413 and AT-64 to the east, encountered a 90-ft-thick zone that averaged 0.069 oz Au/t, starting at 375 ft. Within this interval, is a 60-ft-thick zone that averages 0.098 oz Au/t, from 385 ft. Hole CR05-8 was collared along the projected northward trend of the 39A Zone over 400 ft north of previous high-grade intercepts. Starting at 785 ft, the hole returned 75 ft that averaged 0.069 oz Au/t, including 20 ft averaging 0.181 oz Au/t, from 785 ft. Mineralization cut by these holes is hosted by strongly retrograde-altered biotite, calc-silicate and quartz hornfels and remains open for potentially significant expansion both to the southeast and north.

Table 1. Summary of assay results for drill holes CR05-1 through CR05-12 using a 0.01 oz Au/t cutoff grade and a 10 ft minimum thickness.

Hole No.	Total Depth	From (ft)	To(ft)	Thickness(ft)*	Gold(oz/ton)

CR05-1	1,200	835	845	10	0.014
		870	905	35	0.013
		945	1,025	80	0.110
including		950	975	25	0.262
		1,080	1,090	10	0.017
		1,190	1,200(TD)	10	0.016

CR05-2	1,200	555	565	10	0.017
		580	600	20	0.086
including		585	590	5	0.252
		850	1,000	150	0.059
including		905	985	80	0.086
including		905	940	35	0.128
		1,050	1,075	25	0.028

CR05-3	600	375	465	90	0.069
including		385	450	60	0.098

CR05-4	500	365	380	15	0.012
		410	500	90	0.013

CR05-5	650	370	400	30	0.049
		410	450	40	0.025

CR05-6	660	60	70	10	0.020
		130	175	45	0.014
		340	375	35	0.017
		445	470	25	0.040
		490	515	25	0.038
		550	580	30	0.024

CR05-7	850	150	160	10	0.017
		340	375	35	0.020
		465	475	10	0.164
		655	705	50	0.018

CR05-8	1,000	125	145	20	0.015
		325	335	10	0.014
		370	390	20	0.016
		405	430	25	0.022
		480	540	60	0.039
		695	725	30	0.021
		785	860	75	0.069
including		785	805	20	0.181
		970	1,000(TD)	20	0.026

CR05-9	1,040	120	130	10	0.020
		225	250	25	0.013
		345	360	15	0.035
		420	430	10	0.015
		460	470	10	0.016
		860	870	10	0.040
		895	915	20	0.013
		970	1,000	30	0.015

CR05-10	1,000	65	85	20	0.017
		250	260	10	0.087
		275	295	20	0.015
		310	320	10	0.020
		335	350	15	0.015
		365	375	10	0.012
		870	875	5	0.308

CR05-11	680	45	50	5	0.042
		100	110	10	0.027
		140	150	10	0.013
		160	165	5	0.119
		385	400	15	0.017
		440	445	5	0.041

CR05-12	1,160	80	95	15	0.011
		135	150	15	0.015
		175	200	25	0.021
		300	345	45	0.029
		485	490	5	0.098
		1,055	1,150	95	0.019
including		1,080	1,145	65	0.023

In the Gold Pan Zone, holes CR05-9 through CR05-12 were collared roughly 400 ft apart in an area 500-1,000 ft east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource. These holes were located at possible structural intersections that appear to exert control on the distribution of near-surface gold. Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected. Beginning at about 1,040 ft and continuing to 1,150 ft, hole CR05-12 encountered very strongly developed retrograde alteration containing 2 to 60 percent replacement and veinlet sulfides. Starting at 1,055 ft, the hole intersected 95 ft averaging 0.019 oz Au/t, including 65 ft averaging 0.023 oz Au/t. Gold values up to 0.083 oz/t are associated with semi-massive sulfide layers.

The 2005 drilling identified much stronger mineralization than previously encountered in the “distal target” area suggesting excellent potential for developing new mineral resources in this area with additional drilling. In the 39A Zone, drilling indicates that the southern portion remains open for limited expansion to the southeast. However, results from drilling at the extreme north end of the zone suggests good potential for discovering additional higher grade resources in that area with continued drilling. Results from three of the four wide spaced drill holes collared in the near surface Gold Pan mineral resource, identified a widespread zone of strongly developed retrograde alteration carrying local ore-grade gold values at depths (850-1,045 ft) where the 39A zone was projected to be. In addition, the zone of mineralization and/or alteration is coincident with a series of close-spaced sills that apparently fill a low-angle structural zone that dips gently northward. This may be the principal “feeder structure” for the 39A Zone. Drilling in the “deep” Gold Pan zone has provided clear evidence that 39A-type mineralization is present and remains an excellent exploration target for the discovery of new mineral resources. In view of these encouraging results, the Company is planning additional drilling.

The drilling contractor for the 2005 program was Lang Exploratory Drilling Co. of Elko, NV. Drill samples were prepared and assayed by ALS Chemex of Reno, NV. Down-the-hole gyroscopic surveys were conducted in holes CR05-1 and CR05-2 and CR05-8 through CR05-12 by IDS, Inc. of Elko, NV. Measured deviations in these holes ranged from 12 ft to 68 ft. The drilling program was directly supervised by R.T. McCusker, P.Geol., a qualified person pursuant to National Instrument 43-101, who has reviewed and verified the data disclosed in this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/“David Wolfin”

David Wolfin
Director

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